EXHIBIT 99.4

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/SE/20 10 20.04.2010

To

The Secretary, Stock Exchanges
Delhi/Bombay/Calcutta/Madras/
National Stock Exchange, NYSE

Sub:	Disclosure of Details of Shareholding by MTNL in terms of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Dear Sir/Madam,

Kindly find enclosed the Details of Shareholdings by MTNL in terms of regulation 6(2), 6(4) and 8(3) of SEBI (Substantial Acquisition of Share & Takeovers) Regulations, 1997.

You are requested to take the same on record.

Thanking you,

Encl: As above

DISCLOSURE OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 6(2) AND 6(4) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997.

Name of the company(Target/Reporting Company): Mahanagar Telephone Nigam Limited

Date of Reporting:31/03/2010

Name of the Stock Exchanges where shares of the Reporting/Target Company are Listed:
National Stock Exchange, Maras Stock Exchange, Calcutta Stock Exchange, Bombay Stock Exchange, Delhi Stock Exchange, NYSE

(I) Information about persons holding more than 5% Shares/Voting rights as on 31.03.2010

SI No.	Name of Persons holding more than 5% shares or voting rights	Number of Shares/Voting rights	% of Shares/Voting rights to Total paid up capital of Target Company
1	LIC of India	118517913	18.81

(I) Information about Promoter(s) or every persons having control over a company and also persons acting in concert with him as on 31.03.2010

SI No.	Name of promoter(s) or every person(s) having control over a company and persons acting in concert with him	Number of Shares/Voting rights	% of Shares/Voting rights to Total paid up capital of Target Company
1.	President of India	35,43,72,740	56.25

Place: New Delhi Date: 20.04.2010

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997.

Name of the company (Target/Reporting Company): Mahanagar Telephone Nigam Limited

Date of Reporting:31/03/2010

Name of the Stock Exchanges where shares of the Reporting/Target Company are Listed:
National Stock Exchange, Maras Stock Exchange, Calcutta Stock Exchange, Bombay Stock Exchange, Delhi Stock Exchange, NYSE
(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg. 8(1)

Name of person holding more than 15% shares or voting rights	Details of Share holding/voting rights(in Number and %) of person mentioned at (I) as informed u/r 8(1) to target company
Names	As on March. 31, 2010 (A)	As on March 31, 2009 (B)	Changes, if any between (A) & (B) (C)	As on record date (23.09.2008) for Final Dividend (2008) (D)	As on record date (22/09/09) for Final Dividend (2009) (E)	Changes If any between (D) & (E) (F)
President of India	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL
Life Insurance Corporation of India	11,85,17,913 18.81%	11,24,73,818 17.85%	60,44,100 0.96%	11,27,27,399 17.89%	118517913 18.81%	57,90,514 0.92%

Place: New Delhi Date: 20.04.2010

(II) Information about Promoter(s) or every person having control over a company and also person acting in concert with him in terms of Reg. 8(2)

Name of the promoter(s)/ person(s) having control/ persons acting in concert	Share holding/Voting rights (in number and %) of person mentioned at (II) as informed to target company under Reg. 8(2)
Names	As on March. 31, 2010 (A)	As on March 31,2009 (B)	Changes, if any between (A) & (B) (C)	As on record date (23.09.2008) for Final Dividend (2008) (D)	As on record date (22/09/09) for Final Dividend (2009) (E)	Changes If any between (D) & (E) (F)
President of India	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL

Place: New Delhi Date: 20.04.2010